FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Harquail, David	2. Issuer Name and Ticker or Trading Symbol Newmont Mining Corporation NEM

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)          Other (specify below)

President and Managing Director, Newmont Capital Limited, an indirect wholly owned subsidiary of the Issuer

(Last) (First) (Middle) 1700 Lincoln Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/30/02
(Street) Denver, CO 80203		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock ($1.60 par value)	12/30/02		M		64,000	A	14.69
Common Stock ($1.60 par value)	12/30/02		M		49,280	A	10.72
Common Stock ($1.60 par value)	12/30/02		J		10,300(1)			10,300	I	by spouse's retirement plan
Common Stock ($1.60 par value)	12/30/02		J		11,447(2)			11,447	I	by retirement plan
Common Stock ($1.60 par value)	12/30/02		J		91,533			91,533	D
Exchangeable Shares (3)								3,120	I	by spouse's retirement plan
Exchangeable Shares (3)								4,043	I	by retirement plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (right to buy)	14.69	12/30/02		M		64,000		(4)	6/26/05	Common Stock	64,000		0
Stock Option (right to buy)	10.72	12/30/02		M		49,280		(5)	6/26/05	Common Stock	49,280		0

Explanation of Responses:

(1) Upon exercise of the reporting person's stock option, the reporting person deposited 10,300 shares in the reporting person's spouse retirement plan.
(2) Upon exercise of the reporting person's stock options, the reporting person deposited 11,447 shares in the reporting person's retirement plan.
(3) The Exchangeable Shares are shares of stock of 4011686 Canada Inc., a corporation existing under the laws of Canada and wholly owned subsidiary of the Issuer, that are convertible into common stock of the Issuer on a one-for-one basis at the option of the holder, pursuant to the terms set forth in the provisions attaching to the Exchangeable Shares (the "Provisions") set forth as Appendix 1 to Schedule B of that certain Arrangement Agreement, dated November 14, 2001, between Franco-Nevada Mining Corporation Limited and Newmont USA Limited (formerly known as Newmont Gold Company and formerly known as Newmont Mining Corporation). Pursuant to that certain Voting and Exchange Trust Agreement between the Issuer, 4011686 Canada Inc. and Computershare Trust Company of Canada Limited (the "Trustee"), holders of Exchangeable Shares are entitled to direct the Trustee to cast the votes attaching to the share of the Special Voting Stock of the Isuser held by the Trustee, on all matters submitted to the stockholders of the Issuer. The Exchangeable Shares remain exchangeable at the option of the holder until redeemed by the Issuer pursuant to, and subject to the conditions of, the Provisions.
(4) This option vested pursuant to the Plan of Arrangement between Franco-Nevada Mining Corporation Limited and Newmont Mining Corporation dated November 14, 2002.
(5) This option vested pursuant to the Plan of Arrangement between Franco-Nevada Mining Corporation Limited and Newmont Mining Corporation dated November 14, 2002.
(6) David Harquail has executed a power of attorney, a copy of which has been previously filed, that authorizes Ardis Young to sign this Form 4 on his behalf.

By: /s/ Ardis Young, Attorney in Fact for David Harquail(6) **Signature of Reporting Person	January 2, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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